Exhibit 3.1

State of Delaware Secretary of State Division or Corporations Delivered 12:51 PM 04/29/2010 FIXED 12:51 PM OA/29/2010 SRV 100441134 - 3404659 FILE

RESTATED CERTIFICATE OF INCORPORATION OF PERNIX GROUP, INC.

This is the Restated Certificate of Incorporation on Pernix Group, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of Delaware on June 18, 2001 under the name Sixth Business Service Group, Inc. The name of the corporation was changed to Telesource International, Inc. pursuant to a Certificate of Merger of Telesource International, Inc. with and into Sixth Business Service Group, Inc., filed with the Secretary of State of Delaware on September 7, 2001.

This Restated Certificate of Incorporation is adopted in accordance with Chapter I, Title 8, Section 245 of the Delaware Code (as amended and supplemented, and hereafter referred to as the "General Corporation Law of the Slate of Delaware''). This Restated Certificate of Incorporation only restates and integrates and docs not further amend the provisions of the corporation's certificate of incorporation and there is no change between such provisions and the provisions of this restated certificate.

FIRST:	The name of the corporation (hereinafter called the "corporation") is Pernix Group, Inc.

SECOND:
The address, including street, number, city and country, of the registered office of the corporation in the State of Delaware is 2711 Centerville Rd., Ste 400, Wilmington, Delaware 19808; and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

THIRD:
The nature of the business and the purposes lo be conducted and promoted by the corporation, which shall be in addition to the authority of the corporation to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act(s) and activity for which corporation may be organized under the General Corporation Law of the State of Delaware, and:

FOURTH:	(1)
The total number of shares of stock which the Corporation shall have authority to issue is 250 million (250,000,000), consisting of 200 million (200,000,000) shares of Common Stock, par value $.01 per share ("Common Stock'*), and 50 million (50,000,000) of Preferred Stock, par value $.01 per share ("Preferred Stock").

(2)
Shares of Preferred Stock may be issued in one or more series, from time to time, with each such series to consist of such number of shares and Lo have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or special rights, and the qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors of the corporation (the "board of Directors"), and the Board of Directors is hereby expressly vested with the authority, to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) the number of shares constituting that series and the distinctive designation of that series;

(b) the dividend rate on the shares of that series, whether dividend shall be cumulative, and, if so, from which date or dates, and the rights of priority, if any, of payment of dividends on shares of that series;

(c) whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d) whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vai-y under different conditions and at redemption dates;

(f) whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and thee relative rights of priority, if any, of payment of shares of that series; and

(h) any other relative rights, preferences and limitations of that series.

(3)
(a) Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected scries arc entitled, cither separately or together with the holders of more or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the General Corporation of Law of the State of Delaware.

(b) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled to only such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designations relating to such series).

(c) Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

(d) Upon the dissolution, liquidation or winding up of the corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the distribution of assets of the corporation upon such dissolution, liquidation or winding up of the corporation , the holders of the Common Stock, as such, shall be entitled to receive the assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

FIFTH:	The name and address of the incorporator is as follows:

NAME	ADDRESS
Michael T. Williams	2503 W. Gardener Court Tampa, Florida 33611

SIXTH:	The corporation is to have perpetual existence.

SEVENTH:	Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this

In witness whereof, the corporation has caused this restated certificate of incorporation to be adopted this 10th Day of December 2009.

/s/Nidal Z. Zayed
Nidal Z. ayed
As Secretary of the Board of Directors